Exhibit 99.1

Nomad Foods to Host an Analyst and Investor Day

Raises 2026 Organic Revenue Outlook; Return to Growth Expected in the Third Quarter
Introduces Multi-Year Value Creation Plan Targeting Sustainable Revenue and Earnings Growth
WOKING, United Kingdom, October 6, 2026 -- Nomad Foods Limited (NYSE: NOMD), Europe's leading frozen food company, announces that today that it will host its Analyst and Investor Day. During the event, management will provide an update on business performance and introduce the Company's multi-year Value Creation Plan, outlining its priorities for accelerating organic growth, expanding profitability and increasing long-term shareholder value.

Commenting on the Company's progress and outlook, Dominic Brisby, Chief Executive Officer of Nomad Foods, said:

"2026 has been a year of decisive action and meaningful change at Nomad Foods. Since joining Nomad at the beginning of the year, we have simplified the organization, eliminated inefficient practices, strengthened our leadership team and begun building a more accountable, performance-driven culture. While there is more work ahead, we are encouraged by the progress already underway. We expect a return to organic revenue growth in the third quarter, providing tangible evidence that the actions we are taking are beginning to deliver results.."

"Looking ahead, our ambitions extend well beyond restoring growth. We are building a stronger, more agile and more scalable Nomad Foods with the capabilities to deliver consistent top- and bottom-line growth. We are leveraging the significant advantages of our pan-European supply chain, accelerating productivity initiatives that we now expect will exceed the €200 million target previously announced, and transforming our approach to innovation, brand investment and commercial execution. At the same time, we are addressing structural constraints that have historically limited the Company’s growth potential."

“Combined with the strength of our category-leading brands and the attractive long-term fundamentals of frozen food, these actions give us confidence in our ability to deliver sustainable growth, stronger cash generation and increased shareholder value. That confidence is reflected in our own investment in Nomad Foods: my leadership team and I have collectively purchased approximately $10.5 million of NOMD shares in the open market over the past thirteen months.”

“Our priorities are clear: execute consistently, strengthen the business, generate substantial free cash flow and return capital to shareholders, including through the continued payment of our dividend, while preserving the financial flexibility to invest behind our brands and pursue attractive growth opportunities.”
2026 Guidance
As part of today’s event, the Company announced an improved outlook for fiscal 2026 organic revenue.

Nomad Foods now expects third-quarter organic revenue growth of at least 1%, marking a return to organic growth. For the full year, the Company now expects organic revenue to decline by 2%-3%, compared with its previous guidance of a decline of 2%-5%. Its Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow conversion guidance remain unchanged. The Company continues to expect:
•Adjusted EBITDA to decline by 5%-10%, inclusive of up to a mid-single digit headwind from restoring incentive compensation.
•Adjusted EPS of €1.38-€1.53
•Adjusted Free Cash Flow conversion of 90% or greater.

The Company also remains committed to disciplined capital allocation, balancing investment in the business with continued returns of capital to shareholders, including maintaining its dividend.

Analyst and Investor Day Webcast
The Analyst and Investor Day will begin at 9:00 am EST today, October 6th, and will end at approximately 12:00 pm EST. A webcast of the presentation and accompanying material is available at www.nomadfoods.com under Investor Relations.

Enquiries
Investor Relations Contact
Jason English

investors@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, has been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic forecast financial information, which is considered non-IFRS financial information, for the fiscal year 2026.

Adjusted financial information reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, certain one-time credits on the recognition of deferred tax assets, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted Free Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Free Cash Flow – Free Cash Flow is Adjusted Free Cash Flow after the deduction of cash flows related to exceptional items (as described above).

Net debt is defined as the principal value of all loans and borrowings net of cash and cash equivalents.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

The Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA, Adjusted Free Cash Flow conversion and Adjusted EPS guidance to the most directly comparable IFRS measure.

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its 2027-2029 value creation plan, (ii) its future operating and financial performance, including its expectations regarding sales trends, margins, capital expenditures, market share performance, and organic growth, (iii) its 2026 and 2027 guidance, including with respect to revenue, revenue growth, organic revenue, organic revenue growth, Adjusted free cash flow conversion, Adjusted free cash flow, Adjusted EBITDA, Adjusted EBITDA growth, Adjusted EPS and net debt, (iv) category and market growth, (v) its competitive advantages,(vi) its productivity targets and productivity, innovation and marketing strategies, (vii) its ability to deliver sustainable, long-term growth and create meaningful value for shareholders, (viii) its long term goal and ability to grow net revenue by €1 billion, (ix) its ability to expand its total addressable market, (x) its economic profit growth, cost of capital and return on invested capital, (xi) its growth strategies, including, with respect to top and bottom-line growth, cash flows, earnings quality and sustainable, long-term growth, (xii) its ability to reduce leverage ratio, improve market share and maximize shareholder returns, and (xiii) its 2027-2029 financial goals and targets.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and the Middle East and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the conflict in Ukraine and the Middle East or trade conflicts; (iv) the Company’s ability to successfully implement its strategies and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the Company’s ability to effectively execute its comprehensive value creation plan and other strategic initiatives; (xxiii) the Company’s ability to hire, retain and motivate key employees and top tier talent; and (xxiv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release and referenced conference call are provided for informational purposes only and do not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release or on the referenced conference call in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
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